Brian Lee Partner brian.lee@dentons.com D +1 212 768 6926	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

December 17, 2021 VIA EDGAR

Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Ventoux CCM Acquisition Corp. Draft Registration Statement on Form S-4 Submitted December 16, 2021 CIK No. 0001822145

Ladies and Gentlemen:

On the date hereof, Ventoux CCM Acquisition Corp. (the “Company”) has submitted on a confidential basis a draft Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Company is submitting the non-public draft submission of the Registration Statement prior to the end of the twelfth month following December 23, 2020, the effective date of the Company’s registration statement on Form S-1 (File No. 333-251048), filed in connection with the Company’s initial public offering under the Securities Act of 1933, as amended (the “Securities Act”). On behalf of the Company, we confirm that the Company will file the Registration Statement no later than 48 hours prior to the requested effective date and time of the Registration Statement, in compliance with Rules 460 and 461 under the Securities Act.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (212) 768-6926 or brian.lee@dentons.com, or Ilan Katz at (212) 632-5556 or ilan.katz@dentons.com, respectively.

Very truly yours,

/s/ Brian Lee
Brian Lee
Partner

cc:	Edward Scheetz (Ventoux CCM Acquisition Corp.)
Matthew MacDonald (Ventoux CCM Acquisition Corp.)
Ilan Katz, Esq. (Dentons US LLP)
Mathew J. Saur, Esq. (Woolery & Co. PLLC)
Colin Diamond, Esq. (White & Case LLP)
Laura Katherine Mann, Esq. (White & Case LLP)

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